U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                           PENDER INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its Charter)


              DELAWARE                                   33-0823179
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


                         1445 Marpole Avenue, Suite 409
                              Vancouver, BC Canada
               (Physical Address of Principal Executive Offices)

      1445 Marpole Avenue, Suite 409
           Vancouver, BC Canada                                   V6H 1S5
(Mailing Address of Principal Executive Offices)                 (Zip Code)

                                 (604) 733-5055
                          (Issuer's Telephone Number)

           Securities to be Registered Under Section 12(b) of the Act:

     Title of Each Class                       Name of Each Exchange on Which
     to be so Registered                       Each Class is to be Registered

--------------------------------            ----------------------------------

--------------------------------            ----------------------------------

           Securities to be Registered Under Section 12(g) of the Act:

                         Common Stock - .0001 Par Value
                                (Title of Class)

                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

BUSINESS DEVELOPMENT

FORM AND YEAR OF ORGANIZATION

Pender International, Inc. was incorporated in Delaware on August 26, 1998. Our business is the importation and sale of furniture and fixtures from Mexico into the United States and Canada.

We received our initial funding through the sale of common stock to investors from the period of approximately October 15, 1999 until July 30, 2000. We offered and sold 212,000 common stock shares at $0.10 per share to non-affiliated private investors, and 2,000 common stock shares at $0.10 per share to a prior director.

BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.

REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE ISSUER

PRINCIPAL PRODUCTS OR SERVICES AND MARKETS

We import high quality furniture from Mexico and sell it in the United States and Canada. We specialize in selling custom order furniture items from Mexico that are replicas of upper-end quality furniture designs from Europe and the United States. Our furniture is hand crafted, using the same quality woods and hardware found in high-end furniture stores. Through savings in labor and exchange rates in Mexico, we are able to provide our customers with furniture that is fifty to sixty percent less expensive than comparable high-end furniture available through traditional fine furniture outlets.

We currently market in British Columbia and the West coast of the United States.

We have taken the following steps in our business: identified manufacturers of quality furniture products in Mexico, purchased furniture from those manufacturers, designed a system for efficiently handling customs procedures and transportation of products from Mexico into the United States and Canada, marketed and sold furniture products from Mexico to United States and Canadian customers, and filed this Form 10-SB with the Securities and Exchange Commission in order to make our financial information equally available to any interested parties or investors.

In order to expand our furniture sales, our business plan includes the following future steps to be completed over one year: complete all Form 10-SB filing requirements during the fourth quarter, obtain a listing on the Over the Counter Electronic Bulletin Board during the first quarter of 2003, prepare a private placement memorandum and raise capital of $800,000 through the sale of common stock in a private placement by selling 800,000 shares at $1.00 per share during the third and fourth quarters of 2003. During the fourth quarter, after raising capital, the company intends to open one furniture showroom/warehouse in Vancouver, British Columbia, and one in Seattle, Washington. During the next twelve months, in order to operate two showroom/warehouses, we intend to expend $120,000 for four sales people, $40,000 for two office staff personnel, $100,000 for inventory samples, $15,000 for set-up and maintenance of the company's web site, $100,000 for advertising, $20,000 for purchase of computers and fixed assets, $120,000 for rent of two 5,000 sq. ft. showroom/warehouses, and $80,000 for other operating expenses.

DISTRIBUTION METHODS OF PRODUCTS OR SERVICES

Once we obtain our planned financing, we intend to offer information on our furniture to prospective customers on a web site. We intend to utilize magazine advertising in such publications as "Vancouver Magazine", "Today's Homeowner ", "Better Homes and Gardens", and "House Beautiful". We will also directly market to local interior designers and specialty furniture boutique stores.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Pender has no new product or service planned or announced to the public.

COMPETITION AND COMPETITIVE POSITION

The size and financial strength of our primary competitors are substantially greater than those of the company. In examining major competitors, such as El Tecolote, Su Casa, Martinez Iron Arts and Mexican Only, we have found they offer a variety of imported furniture. Our competitors have longer operating histories, larger customer bases, and greater brand recognition than we do. We are not aware of any significant barriers to our expansion in the market for high-end furniture sales, however, we are aware we have only an insignificant market share of high-end furniture sales. We are not able to estimate our exact share of this market at this time.

SUPPLIERS AND SOURCES OF RAW MATERIALS

We have established purchasing arrangements with the following furniture and fixtures manufacturers in Mexico: Alex Curios Furniture, Los Arcos Furniture, Mallorca Designer Furniture, and Carpinteria Diaz Fine Custom Furniture. While we do not have long-term current contracts with suppliers to manufacture furniture products, we have informally discussed our intent to use their manufacturing plants to fulfill our anticipated sales volume. Through our dealings with these furniture manufacturers, we believe we will be able to deliver custom ordered furniture within sixty to ninety days. We plan to enter into agreements with one or more manufacturers of furniture and fixtures after raising capital per our business plan.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

We will not depend on any one or a few major customers. We plan to initially focus on the general population furniture buyers in British Columbia and the state of Washington.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts.

NEED FOR GOVERNMENT APPROVAL FOR ITS PRODUCTS OR SERVICES

We are not required to apply for or have any government approval for our products or services other than existing customs regulations.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE COMPANY

We will be subject to common business and tax rules and regulations pertaining to the operation of our business in the Western United States and Canada.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

We have not expended funds for research and development costs since inception.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

We will be subject to Federal environmental laws and regulations that relate directly or indirectly to our operations including the National Environmental Policy Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, and their implementing regulations, as well as numerous state and local environmental laws. These laws and regulations include: a) controlling the discharge of materials into the environment, b) requiring removal and cleanup under certain circumstances, c) requiring the proper handling and disposal of waste materials, and, d) requirements otherwise relating to the protection of the environment. These laws and regulations have become more stringent in recent years and may, in certain circumstances, assess administrative, civil and criminal penalties and impose "strict liability", rendering a company liable for environmental damage without regard to negligence or fault on the part of the company. Such laws and regulations may expose the company to liability for the conduct of or conditions caused by others or for acts of the company that were in compliance with all applicable laws and regulations at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business. We will conduct our operations in substantial compliance with all applicable environmental laws and regulations.

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES

Pender's only current employee is its one officer who will devote, as much time as the board of directors determines is necessary to manage the affairs of the company. The officer intends to work on a full time basis when we raise capital per our business plan. Our business plan calls for hiring six new full time employees during the next twelve months.

RISKS

Investors in Pender should be aware of the following material risks associated with our business plan:

We are in the development stage of our business. Pender has a limited operating history, and minimal profits. At this stage of our business plan, even with our good faith efforts, our shareholders are accepting a high probability of losing their investment.

     While we fully intend to meet our goals per our business plan, our plan may not work. In such a scenario, we could remain as a small company with a minor level of operations, revenues, or profits. There is no guarantee that we will be able to expand our business per our business plan milestones.

We have received a going concern opinion on our financial statements that raises substantial doubt as to our ability to continue as a going concern.

     We may not have sufficient cash, assets, or revenues to cover our operating costs and allow us to continue as a going concern. If we are unable to raise additional funds in the equity securities market, we will be forced to rely on existing cash in the bank and funds loaned by the directors and officers. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, remain as a development stage company until such time as necessary funding could be raised in the equity securities market.

Our business strategy requires us to raise funds of $800,000 through a private placement. Without funding, we could remain as a start-up company with no material operations, revenues, or profits.

     We intend to implement our business plan through the foreseeable future and will do our best to mitigate the risks associated with the business plan, however, there can be no assurance that our efforts will be successful. Depending upon the amount of additional funding we receive, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

Our competitors are well established and have substantially greater financial, marketing, personnel and other resources than we do. Should we be unable to achieve enough customer market share in our industry, we may experience less revenue than anticipated and a significant reduction in our profit.

     While we believe we will be able to successfully compete against other similar companies, there is no assurance we will be successful in attracting enough new sales to be a competitive force in our industry.

The current officer and director, J. Michael Page, is the sole officer and director of the company, and at the same time, he is involved in other business activities. Pender's needs for his time and services could conflict with his other business activities. This possible conflict of interest could result in his inability to properly manage Pender's affairs, resulting in our remaining a small company with no material operations, revenues, or profits.

     We have not formulated a plan to resolve any possible conflicts that may arise. We have a verbal understanding with Mr. Page that he will devote full time services to Pender after we raise capital of $800,000 through the sale of securities through a private placement and are able to provide officers' salaries per our business plan.

There is no current public market for Pender's securities. We have no current public offering and no proposed public offering of our equity. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

     We plan to file for trading on the OTC Electronic Bulletin Board, which is sponsored by the National Association of Securities Dealers, the NASD. While this could create liquidity for our shareholders through public trading by securities dealers, we do not know when we will be able to file for trading. There is no guarantee of trading volume or trading price levels sufficient for investors to sell their stock, recover their investment in our stock, or profit from the sale of their stock.

If Pender becomes listed for trading on the OTC Electronic Bulletin Board the trading in the company's shares may be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a "penny stock."

     The Securities and Exchange Commission Rule 15g-9 established the definition of a "penny stock", for the purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is below $5.00 there will be fewer purchasers qualified by their brokers to purchase shares of the company, and therefore a less liquid market for the securities.

REPORTS TO SECURITIES HOLDERS

We will provide an annual report that includes our financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of

1934. We will become subject to disclosure filing requirements once our Form 10-SB becomes effective, including filing Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8 and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act.

The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

                                     ITEM 2
                                PLAN OF OPERATION

Our current cash balance is $8,080. We believe the current cash balance is sufficient to fund the current minimum level of operations through the fourth quarter of 2003, however, in order to advance the company's business plan we must raise capital through the sale of equity securities. To date, we have sold $21,900 in equity securities. Sales of the company's equity securities have allowed us to maintain a positive cash flow balance.

Our business plan includes the following future steps to be completed over one year: complete all Form 10-SB filing requirements during the fourth quarter, obtain a listing on the Over the Counter Electronic Bulletin Board during the first quarter of 2003, prepare a private placement memorandum and raise capital of $800,000 through the sale of common stock in a private placement by selling 800,000 shares at $1.00 per share during the third and fourth quarters of 2003. During the fourth quarter, after raising capital, the company intends to open one furniture showroom/warehouse in Vancouver, British Columbia, and one in Seattle, Washington. During the next twelve months, in order to operate two showroom/warehouses, we intend to expend $120,000 for four sales people, $40,000 for two office staff personnel, $100,000 for inventory samples, $15,000 for set-up and maintenance of the company's web site, $100,000 for advertising, $20,000 for purchase of computers and fixed assets, $120,000 for rent of two 5,000 sq. ft. showroom/warehouses, and $80,000 for other operating expenses.

We will only be able to continue to advance our business plan after we receive capital funding through the sale of equity securities. After raising capital, we intend to hire employees, rent commercial space in Vancouver and Seattle, purchase inventory, and begin sales of our imported furniture. We intend to use the equity capital to fund the business plan during the first twelve months as cash flow from sales is not estimated to begin until year two of the business plan. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget and a shortfall of funding due to our inability to raise capital in the equity securities market. If no funding is received, we will be forced to rely on existing cash in the bank and funds loaned by the director and officer. The officer and director have not, as of the date of this filing, loaned any funds to the company. There are no formal commitments or arrangements to advance or loan funds to the company or repay any such advances or loans. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, we may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. We plan to purchase approximately $20,000 in furniture and equipment during the next twelve months from proceeds of our equity security sales. Our business plan provides for an increase of six employees during the next twelve months.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

Pender's principal executive office is located at 1445 Marpole Ave. #409, Vancouver, British Columbia, Canada, our mailing address is 1445 Marpole Ave. #409, B.C., Canada V6H 1S5. The director of the corporation provides the principal executive office and telephone number. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the director almost exclusively used the telephone and mailing address for other business purposes. Management considers our current principal office space arrangement adequate until such time as we achieve our business plan goal of raising capital of $800,000 and then begin hiring new employees per our business plan.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the company's voting securities by officers, directors and major shareholders who own beneficially more than five percent of the company's common stock through the most current date - June 30, 2002:

   Title of         Amount &                 Percent
     Class            Name               Nature of owner         Owned
     -----            ----               ---------------         -----

   Common       Sharolyn Harvey             2,502,000            47.99%

   Common       J. Michael Page             2,500,000            47.95%

Total shares owned by officers, directors,
& major shareholders, as a group            5,002,000            95.94%

Pender issued Ms. Harvey 5,000,000 shares of Pender's common stock on October 30, 1998 for cash in the amount of $500. Ms. Harvey purchased 2,000 common stock shares on February 8, 2000 for cash in the amount of $200. Mr. Page purchased from Ms. Harvey in a private transaction 2,500,000 shares of Pender's common stock on October 30, 1998 for cash in the amount of $250. Mr. Page purchased from Ms. Harvey in a private transaction 2,500,000 shares of Pender's common stock on July 3, 2002 for cash in the amount of $250.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Director and Officer of Pender, whose one year term will expire August 26, 2003, or at such a time as his successor(s) shall be elected and qualified are as follows:

Name & Address             Age    Position    Date First Elected    Term Expires
--------------             ---    --------    ------------------    ------------

J. Michael Page            57     President,       5/22/00             8/26/03
1445 Marpole Ave. #409            Secretary,
Vancouver, B. C. V6H 1S5          Director

The foregoing person may be deemed a "promoter" of the company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Officer or Director of the corporation has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Officer or Director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Officer or Director of the corporation is the subject of any pending legal proceedings.

Resume

J. Michael Page   Director

1998 - Current    Retired

1995 - 1998    Director and Vice  President,  Q 1  Technologies  Corporation,  a
               developer of point-of-sale cash card readers, responsible for engineering personnel and product design. As a board member, negotiated contracts with Mastercard Mondex and Visa Cash, and completed agreement with Marconi Corporation PLC for out-source manufacturing.

1994 - 1997    Manager,  Equus Technologies,  Inc., a developer and manufacturer of industrial computer systems, responsible for setup of all administrative functions, financial data, inventory control, and purchasing departments.

1992 - 1994    Director and Vice President,  Magnatron  International,  Corp., a
               distributor of wireless electronic  systems,  responsible for all management  information  services including financial  reporting,
               accounting,   and  information  technology  departments.   Direct
               evaluation   and   analysis   studies  of  proposed  new  product
               acquisitions for board of directors.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officer receives no compensation.

                           Summary Compensation Table

                                              Other
Name &                                       annual      Restricted                        All other
principle                                    compen-       stock      Options    LTIP       compen-
position      Year   Salary($)   Bonus($)    sation($)    awards($)     SARs   Payouts($)   sation($)
--------      ----   ---------   --------    ---------    ---------     ----   ----------   ---------
J M Page      2001     -0-         -0-         -0-           -0-         -0-      -0-          -0-
President,    2000     -0-         -0-         -0-           -0-         -0-      -0-          -0-
Secretary,
Treasurer

There are no current employment agreements between the company and its executive officer.

The officer currently devotes an immaterial amount of time to manage the affairs of the company. The directors and principal officer have agreed to work with no remuneration until such time as we receive sufficient revenues necessary to provide proper salaries to all officers and compensation for directors' participation. The officer and the board of directors have determined that a minimum cash balance of not less than $20,000 will be necessary before officers may receive compensation. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the corporation in the event of retirement at a normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Page, the president of the corporation, provides the principal executive office and telephone number. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as Mr. Page almost exclusively used the telephone and mailing address for other business purposes.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The company's Certificate of Incorporation authorizes the issuance of 80,000,000 shares of common stock, .0001 par value per share, and 20,000,000 shares of preferred stock, .0001 par value per share. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of the company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights, redemption or sinking fund provisions with respect to such shares.

                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

We plan to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC
Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids", "asks" and volume.

As of the date of this filing, there is no public market for our securities. There has been no public trading of the company's securities, and, therefore, no high and low bid pricing of the securities. As of June 30, 2002, Pender had 49 shareholders of record. We have paid no cash dividends and have no outstanding options.

                                     ITEM 2
                                LEGAL PROCEEDINGS

Pender International, Inc. is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

Pender issued Ms. Harvey 5,000,000 shares of Pender's common stock on October 30, 1998 for cash in the amount of $500. Ms. Harvey purchased 2,000 common stock shares on February 8, 2000 for cash in the amount of $200. Mr. Page purchased from Ms. Harvey in a private transaction 2,500,000 shares of Pender's common stock on October 30, 1998 for cash in the amount of $250, Mr. Page purchased from Ms. Harvey in a private transaction 2,500,000 shares of Pender's common stock on July 3, 2002 for cash in the amount of $250, for a total of 5,000,000 Rule 144 shares. We relied upon Section 4(2) of Securities Act of 1933, as amended. This did not constitute a public offering.

From the period of approximately October 15, 1999 until July 30, 2000, the company offered and sold 212,000 shares at $0.10 per share to 47 non-affiliated private investors, and 2,000 shares at $.10 per share to a former director.

We relied upon Regulation S of the Securities Act of 1933, as amended. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a restrictive legend.

Under the Securities Act of 1933, all sales of an issuer's securities or by a shareholder, must be made either (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows the resale of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliate holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

Regulation S under the 1933 Act sets forth conditions under which offers and sales of securities may be made outside the United States without compliance with the registration requirements of Section 5 of the 1933 Securities Act. Regulation S states that the registration requirements of the 1933 Act apply only to offers and sales of securities made in the United States. Generally Regulation S exempts a transaction from registration if the securities are sold to non US persons, or what is commonly known as an offshore transaction, and there are no directed selling efforts in the United States by the seller or an affiliate acting on the sellers behalf. The securities sold under Regulation S may be resold in accordance with Regulation S, the registration requirements of the Securities Act or in reliance on an exemption from registration under the Securities Act.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pender's By-Laws allow for the indemnification of company Officers and Directors in regard to their carrying out the duties of their offices. The Board of Directors will make a determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of Pender International, Inc. for the years ended December 31, 2000 and 2001, and the six months ended June 30, 2002, and related notes which are included in this offering have been examined by G. Brad Beckstead, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit 2      Plan of acquisition, reorganization or liquidation  None
Exhibit 3(i)   Articles of Incorporation                           Included
Exhibit 3(ii)  Bylaws                                              Included
Exhibit 4      Instruments defining the rights of holders          None
Exhibit 9      Voting Trust Agreement                              None
Exhibit 11     Statement re: computation of per share earnings     See Financial
                                                                   Stmts.
Exhibit 16     Letter on change of certifying accountant           None
Exhibit 21     Subsidiaries of the registrant                      None
Exhibit 23     Consent of experts and counsel                      Included
Exhibit 24     Power of Attorney                                   None

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Pender International, Inc.


Date 10/22/02                            /s/ J. Michael Page
                                         ---------------------------------------
                                         By J. Michael Page, Pres., Sec., Treas.
                                         & Director

                           Pender International, Inc.
                          (A Development Stage Company)

                                 Balance Sheets
                                      as of
                                 June 30, 2002,
                           December 31, 2001 and 2000

                                       and

                            Statements of Operations,
                      Changes in Stockholders' Equity, and
                                   Cash Flows
                  for the six month period ending June 30, 2002
                            and for the years ending
                           December 31, 2001 and 2000
                               and for the period
                       August 26, 1998 (Date of Inception)
                              through June 30, 2002


                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----

Independent Auditor's Report                                              F-1

Balance Sheets                                                            F-2

Statements of Operations                                                  F-3

Statements of Changes in Stockholders' Equity                             F-4

Statements of Cash Flows                                                  F-5

Footnotes                                                                 F-6

BECKSTEAD AND WATTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
                                                         3340 Wynn Road, Suite C
                                                             Las Vegas, NV 89102
                                                                    702.257.1984
                                                              702.362.0540 (fax)

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pender International, Inc.

We have audited the Balance Sheets of Pender International, Inc. (the "Company") (A Development Stage Company), as of June 30, 2002, December 31, 2001 and 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended and for the period August 26, 1998 (Date of Inception) to June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pender International, Inc. (A Development Stage Company) as of June 30, 2002, December 31, 2001 and 2000, and the results of its operations and cash flows for the periods then ended and for the period August 26, 1998 (Date of Inception) to June 30, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

October 8, 2002

                           Pender International, Inc.
                          (a Development Stage Company)
                                 Balance Sheets


                                                                                  December 31,
                                                              June 30,       -----------------------
                                                                2002           2001           2000
                                                              --------       --------       --------
ASSETS

Current assets:
  Cash                                                        $  8,080       $  4,186       $  7,538
  Inventory                                                         --          7,064          7,064
  Prepaid expense                                                   --             --            550
                                                              --------       --------       --------
      Total current assets                                       8,080         11,250         15,152
                                                              --------       --------       --------

                                                              $  8,080       $ 11,250       $ 15,152
                                                              ========       ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable                                               $  5,000       $  5,000       $  5,000
  Accrued interest                                               1,125            975            675
                                                              --------       --------       --------
      Total current liabilities                                  6,125          5,975          5,675
                                                              --------       --------       --------

Stockholders' equity:
  Preferred stock, $0.0001 par value, 20,000,000 shares
   authorized, no shares issued or outstanding                      --             --             --
  Common stock, $0.0001 par value, 80,000,000 shares
   authorized, 5,214,000, 5,214,000 and 5,000,000 shares
   issued and outstanding as of 6/30/02, 12/31/01
   and 12/31/00, respectively                                      521            521            500
  Additional paid-in capital                                    21,379         21,379             --
  Subscriptions payable                                             --          1,000         21,400
  (Deficit) accumulated during development stage               (19,945)       (17,625)       (12,423)
                                                              --------       --------       --------
                                                                 1,955          5,275          9,477
                                                              --------       --------       --------

                                                              $  8,080       $ 11,250       $ 15,152
                                                              ========       ========       ========

   The accompanying notes are an integral part of these financial statements.

                           Pender International, Inc.
                          (a Development Stage Company)
                            Statements of Operations


                                         For the six month       For the years ended       August 26, 1998
                                           period ended               December 31,          (Inception) to
                                             June 30,       -----------------------------      June 30,
                                               2002            2001              2000            2002
                                            -----------     -----------       -----------     -----------
Revenue                                     $     7,770     $        --       $     1,949     $     9,719
Cost of goods sold                                7,064              --             1,949           9,013
                                            -----------     -----------       -----------     -----------

Gross profit                                        706              --                --             706
                                            -----------     -----------       -----------     -----------

Expenses:
  General and administrative expenses             2,876           4,902             6,559          19,526
                                            -----------     -----------       -----------     -----------
      Total expenses                              2,876           4,902             6,559          19,526
                                            -----------     -----------       -----------     -----------
Other (expense):
  Interest (expense)                                150             300               300           1,125
                                            -----------     -----------       -----------     -----------

Net (loss)                                  $    (2,320)    $    (5,202)      $    (6,859)    $   (19,945)
                                            ===========     ===========       ===========     ===========
Weighted average number of common shares
 outstanding - basic and fully diluted        5,214,000       5,006,449         5,000,000
                                            ===========     ===========       ===========

Net (loss) per share - basic and
 fully diluted                              $     (0.00)    $     (0.00)      $     (0.00)
                                            ===========     ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                           Pender International, Inc.
                          (a Development Stage Company)
                  Statements of Changes in Stockholders' Equity

                                                                                     (Deficit)
                                                                                    Accumulated       Total
                                    Common Stock        Additional   Subscriptions    During       Stockholders'
                                 -------------------      Paid-in       Payable     Development      Equity
                                 Shares       Amount      Capital    (Receivable)      Stage        (Deficit)
                                 ------       ------      -------    ------------      -----        ---------
October 1998
  Founders shares issued
  for subscriptions receivable  5,000,000    $   500     $    --      $   (500)      $     --       $     --

Net (loss)
  August 26, 1998 (Inception)
  to December 31, 1998                                                                 (2,939)        (2,939)
                               ----------    -------     -------      --------       --------       --------
Balance, December 31, 1998      5,000,000        500          --          (500)        (2,939)        (2,939)

Net (loss)
  For the year ended
  December 31, 1999                                                                    (2,625)        (2,625)
                               ----------    -------     -------      --------       --------       --------
Balance, December 31, 1999      5,000,000        500          --          (500)        (5,564)        (5,564)

December 2000
  Cash received for
  private placement                    --         --          --        21,400             --         21,400

December 2000
  Cash received for founder
  shares to cancel
  subscriptions receivable             --         --          --           500             --            500

Net (loss)
  For the year ended
  December 31, 2000                                                                    (6,859)        (6,859)
                               ----------    -------     -------      --------       --------       --------
Balance, December 31, 2000      5,000,000        500          --        21,400        (12,423)         9,477

December 2001
  Private placement
  issued for cash                 214,000         21      21,379       (20,400)            --          1,000

Net (loss)
  For the year ended
  December 31, 2001                                                                    (5,202)        (5,202)
                               ----------    -------     -------      --------       --------       --------
Balance, December 31, 2001      5,214,000        521      21,379         1,000        (17,625)         5,275

May 2002
  Cancellation of
  subscriptions payable                --         --          --        (1,000)            --         (1,000)

Net (loss)
  For the period ended
  June 30, 2002                                                                        (2,320)        (2,320)
                               ----------    -------     -------      --------       --------       --------

Balance, June 30, 2002          5,214,000    $   521     $21,379      $     --       $(19,945)      $  1,955
                               ==========    =======     =======      ========       ========       ========

   The accompanying notes are an integral part of these financial statements.

           Pender International, Inc.
             (a Development Stage Company)
            Statements of Cash Flows

                                               For the six month     For the years ended       August 26, 1998
                                                 period ended             December 31,          (Inception) to
                                                   June 30,       ---------------------------      June 30,
                                                     2002            2001            2000            2002
                                                  -----------     -----------     -----------     -----------


CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)                                        $ (2,320)        $ (5,202)      $ (6,859)        $(19,945)
Shares issued for services                              --               --             --               --
Adjustments to reconcile net (loss) to
 net cash (used) by operating activities:
   Decrease (increase) in inventory                  7,064               --         (7,064)              --
   Decrease (increase) in prepaid expenses              --              550           (550)              --
   (Decrease) in accounts payable                       --               --           (800)              --
                                                  --------         --------       --------         --------
Net cash (used) by operating activities              4,744           (4,652)       (15,273)         (19,945)
                                                  --------         --------       --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES                    --               --             --               --
                                                  --------         --------       --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuances of common stock                             --           21,400            500           21,900
  Increase (decrease) in subscriptions payable      (1,000)         (20,400)        21,100               --
  Increase in notes payable                             --               --             --            5,000
  Increase in accrued interest                         150              300            300            1,125
                                                  --------         --------       --------         --------
Net cash provided by financing activities             (850)           1,300         21,900           28,025
                                                  --------         --------       --------         --------

Net increase (decrease) in cash                      3,894           (3,352)         6,627            8,080
Cash - beginning                                     4,186            7,538            911               --
                                                  --------         --------       --------         --------
Cash - ending                                     $  8,080         $  4,186       $  7,538         $  8,080
                                                  ========         ========       ========         ========
Supplemental disclosures:
  Interest paid                                   $     --         $     --       $     --         $     --
                                                  ========         ========       ========         ========
  Income taxes paid                               $     --         $     --       $     --         $     --
                                                  ========         ========       ========         ========

   The accompanying notes are an integral part of these financial statements.

                           PENDER INTERNATIONAL, INC.
                          (a Development Stage Company)
                                      Notes


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized August 26, 1998 (Date of Inception) under the laws of the State of Delaware, as Pender International, Inc. The Company has minimal operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 80,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

CASH AND CASH EQUIVALENTS
   The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of June 30, 2002, December 31, 2001 and 2000.

INVENTORIES
   Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis. As of December 31, 2001 and 2000, the Company had $7,064 in inventory.

REVENUE RECOGNITION
   The Company reports revenue as invoiced on an accrued basis. Costs of sales are recorded as items are sold and are comprised of product purchases and shipping costs.

ADVERTISING COSTS
   The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of June 30, 2002, December 31, 2001 and 2000.

USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
   Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2002, December 31, 2001 and 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

IMPAIRMENT OF LONG-LIVED ASSETS
   Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at June 30, 2002, December 31, 2001 and 2000.

REPORTING ON THE COSTS OF START-UP ACTIVITIES
   Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

                           PENDER INTERNATIONAL, INC.
                          (a Development Stage Company)
                                      Notes

LOSS PER SHARE
   Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2002, December 31, 2001 and 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

DIVIDENDS
   The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

SEGMENT REPORTING
   The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

INCOME TAXES
   The Company  follows  Statement  of  Financial  Accounting  Standard No. 109,
   "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

   Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

RECENT PRONOUNCEMENTS
   In June 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and that identifiable intangible assets acquired in a business combination be recognized as an asset apart from goodwill, if they meet certain criteria. The impact of the adoption of SFAS No. 141 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

   SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. The new standard is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 142 effective January 1, 2002, will result in the elimination of approximately $0 of annual amortization. The Company does not expect to recognize any impaired goodwill as of January 1, 2002.

                           PENDER INTERNATIONAL, INC.
                          (a Development Stage Company)
                                      Notes

   In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

   In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the definition of what constitutes a discontinued operation and how results of a discontinued operation are to be measured and presented. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The impact of the adoption of SFAS No. 144 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

STOCK-BASED COMPENSATION
   The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

YEAR END
   The Company has adopted December 31 as its fiscal year end.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company raised funds via private placement offering. If the securities offering does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                           PENDER INTERNATIONAL, INC.
                          (a Development Stage Company)
                                      Notes


NOTE 4 - INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

            U.S federal statutory rate      (34.0%)

            Valuation reserve                34.0%
                                            -----

            Total                              --%
                                            =====

As of December 31, 2001, the Company has a net operating loss carry forward of approximately $17,625, respectively, for tax purposes, which will be available to offset future taxable income. If not used, this carry forward will expire in 2021.

NOTE 5 - STOCKHOLDER'S EQUITY

The Company is authorized to issue 80,000,000 shares of its $0.0001 par value common stock and 20,000,000 shares of it $0.0001 par value preferred stock.

On October 30, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock to an individual who is a former officer and director of the Company in exchange for subscriptions receivable of $500.

During the year ended December 31, 2000, the Company received $21,400 in cash for shares that were issued in the private placement.

During the year ended December 31, 2000,  the Company  received $500 in cash for
shares  that  were  issued  to  founders  which   cancelled  a  portion  of  the
subscriptions receivable.

On December 21, 2001, the Company received $1,000 in cash for shares that were issued in the private placement. In addition, the Company closed its offering and issued 214,000 of its $0.0001 par value common stock for total of $21,400 pursuant to a private placement. Of the total cash received, $1,000 is considered a subscription payable.

In May 2002, the Company refunded a shareholder $1,000 and cancelled a portion of the subscriptions payable.

There have been no other issuances of common and/or preferred stock.

                           PENDER INTERNATIONAL, INC.
                          (a Development Stage Company)
                                      Notes


NOTE 6 - WARRANTS AND OPTIONS

As of June 30, 2002, December 31, 2001 and 2000, there are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 7 - RELATED PARTY TRANSACTIONS

On October 30, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock to an individual who is a former officer and director of the Company in exchange for subscriptions receivable of $500.

On October 30, 1998, a former officer and director of the Company transferred, via private transaction, 2,500,000 of the Company's $0.0001 par value common stock to Michael Page, the current president and director of the Company, in exchange for $250. At the time transaction occurred, Michael Page was a director of the Company.

NOTE 8 - SUBSEQUENT EVENTS

On July 3, 2002, a former officer and director of the Company transferred, via private transaction, 2,500,000 of the Company's $0.0001 par value common stock to Michael Page, the current president and director of the Company, in exchange for $250.